[redacted]

09058638

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

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SEC FILE NUMBER
8-36226

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Milkie/Ferguson Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expressway, Suite 1700
(No. and Street)

Dallas (City) Texas (State) 75231 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ed Milkie , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milkie/Ferguson Investments, Inc., as of December 31 , 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward M. Milkie
Signature

President
Title

LU AN CAMPBELL
Notary Public, State of Texas
My Commission Expires
June 05, 2012

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MILKIE/FERGUSON INVESTMENTS, INC.

Report Pursuant to Rule 17a-5(d)

December 31, 2008

MILKIE/FERGUSON INVESTMENTS, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Milkie/Ferguson Investments, Inc.

We have audited the accompanying statement of financial condition of Milkie/Ferguson Investments, Inc., as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milkie/Ferguson Investments, Inc., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2009

MILKIE/FERGUSON INVESTMENTS, INC.
Balance Sheet
December 31, 2008

ASSETS

Cash	$ 261,979
Due from brokers and dealers	744,588
Clearing deposit	50,000
Marketable securities	8,401
Income tax refund	65,076
Advances/employees and associates	73,473
Deposits	24,726
Deferred income tax benefit	43,075
Furniture and equipment - less accumulated depreciation of $321,456	120,617
Total Assets	$ 1,391,935

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 443,676
Deferred rent	244,742
Other liabilities	96,919
Income taxes payable	20,193
Total liabilities	805,530
Stockholders' equity	
Non-convertible, non-cumulative preferred stock, $1,000 par value, 10,000 shares authorized; 322 shares issued and outstanding	322,000
Common stock, $1 par value, 10,000 shares authorized; 2,260 issued and outstanding	2,260
Additional paid-in capital	328,044
Retained earnings (deficit)	(65,899)
Total stockholders' equity	586,405
Total Liabilities and Stockholders' Equity	$ 1,391,935

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.

Statement of Income

For the Year Ended December 31, 2008

Revenues	
Commissions and fees	$ 6,950,725
Interest income	326,883
Miscellaneous	101,391
	7,378,999
Expenses	
Interest	4,861
Clearance paid	385,102
Leased employees and commissions	5,359,727
Occupancy	309,744
Depreciation	40,328
Other operating expenses	1,533,343
	7,633,105
Income (loss) before taxes	(254,106)
Provision for income tax	50,232
Net Income (Loss)	$ (203,874)

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Non convertible Preferred Stock		Capital Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2007	322	$ 322,000	2,260	$ 2,260	$ 328,044	$ 229,781	$ 882,085
Adjustment applicable to the year ended December 31, 2007 (see note 7)						(91,806)	(91,806)
Balance, beginning, as restated	322	322,000	2,260	2,260	328,044	137,975	790,279
Net income (loss)						(203,874)	(203,874)
Balance, December 31, 2008	322	$ 322,000	2,260	$ 2,260	$ 328,044	$ (65,899)	$ 586,405

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2008

Balance, December 31, 2007	$ --
Increases	--
Decreases	--
Balance, December 31, 2008	$ --

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income (loss)	$ (203,874)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	40,328
Change in operating assets and liabilities:	
Decrease in receivable from brokers and dealers	321,632
(Increase) in income tax refund	(65,076)
Decrease in advances	7,905
Decrease in marketable securities	11,326
Decrease in deferred benefit	86,347
Increase in accounts payable and accrued expenses	103,532
Increase in other accrued liabilities	88,141
(Decrease) in accrued income taxes payable	(45,555)
(Decrease) in deferred rent	(104,483)
Net cash provided (used) by operating activities	240,223
Cash flows from investing activities	
Increase in fixed assets	(9,063)
Net cash provided (used) by investing activities	(9,063)
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net increase (decrease) in cash	231,160
Cash at beginning of year	30,819
Cash at end of year	$ 261,979
Supplemental schedule of cash flow information:	
Interest paid	$ 4,861

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Significant Accounting Policies

Nature of Business

Milkie/Ferguson Investments, Inc. (the "Company"), incorporated in the state of Texas in 1986, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's office is located in Dallas, Texas. The Company's main source of revenue is providing brokerage services to small and middle-market businesses and middle-income individuals. Substantially all of the Company's business is conducted with customers located in the United States.

Proprietary securities transactions entered into for the account and risk of the Company are recorded on the settlement date basis through the clearing broker-dealer account. There is no material effect on the statement of financial condition between recording the proprietary security positions on settlement date when compared to using trade date.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Fair Value Measurements

Effective January 1, 2009, the Company adopted Statement No. 157, Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles. Statement No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in Statement No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company

Note 1 - Organization and Significant Accounting Policies, continued

utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2008, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Investment Securities

The fair value of investment securities is the market value based on quoted prices in active markets, or market prices provided by recognized broker dealers. All investments are level one investments.

Note 1 - Organization and Significant Accounting Policies, continued

FSP No. FIN 48-3 Disclosure

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"* which permits the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Fixed assets are carried at cost and depreciated over 3-7 year lives on the straight-line method.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $243,401 and net capital requirements of $53,702. The Company's ratio of

Note 2 - Net Capital Requirements, continued

aggregated indebtedness to net capital was 3.31 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Clearing Agreement

The Company has a $50,000 clearing deposit with National Financial Services, LLC, under a "Fully Disclosed Correspondent Agreement" dated December 30, 2005. The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through a clearing broker-dealer and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions of SEC Rule 15c3-3. Any customer funds or securities received are promptly forwarded to the Company's clearing broker-dealer. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

The Company's clearing agreement with its clearing broker-dealer contains an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealer to the extent of net loss on the unsettled trade. At December 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they aware, of any potential losses relating to this indemnification.

Note 4 - Income Taxes

The provision for income taxes for 2008 financial statements is as follows:

Federal	$ 70,425
State	(20,193)
	$ 50,232

The provision for federal income taxes differs from the expense that would result from applying federal income tax statutory rates because of lack of deductibility of certain expenses.

The tax benefit of $43,075 results from differences between income tax and financial reporting for rent expense and depreciation.

Note 5 - Commitments and Contingencies

The Company executed long term leases, for its present facilities, ending in 2015. The future minimum lease expenditures are as follows:

Year ending December 31,	
2009	$ 308,495
2010	315,428
2011	294,651
2012	266,940
2013	273,873
Thereafter	558,147
	$2,017,534

The Company is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material effect on the financial position of the Company. Further, the Company anticipates no losses due to environmental issues or hazardous employee working conditions.

Note 6 - Retirement Plan

The Company sponsors a 401(k) plan (the "Plan") for the employees. The Plan offers the employees the opportunity to plan, save and invest for their future financial needs. The Company may make matching contributions to the plan at its discretion. During the year ended December 31, 2008, the Company did not make any contributions to the plan, but paid administrative expenses of $6,600.

Note 7 - Restatement of Prior Year

Retained earnings at December 31, 2007, have been restated by a charge of $91,806, to decrease deferred income tax benefit.

Note 8 - Advertising

The Company expenses advertising as incurred. Advertising and direct marketing costs totaled $607,170 at December 31, 2008.

Note 9 - Concentration Risk

At December 31, 2008, and at various times throughout the year, the Company had cash balances in excess of Federally insured limits.

Note 10 - Related Party Transactions

During the year, the Company assumed a liability from a related party for a settlement payable to a former customer. The settlement calls for payments of $4,200 per month through September 1, 2010 and a final payment of $4,600 on October 1, 2010.

Note 11 - Subsequent Events

On January 2, 2009, the Company redeemed 22 shares of non-convertible preferred stock from Edward Milkie in the amount of $33,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

Schedule I

MILKIE/FERGUSON INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 586,405
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		586,405
Deductions and/or charges		
Charges for excess bond		(4,000)
Non-allowable assets:		
Property and equipment, net	$ 120,617	
Due from brokers and dealers	240	
Other receivables	65,076	
Deposits	24,726	
Advances	73,473	
Deferred income tax benefit	43,075	(327,207)
Net capital before haircuts on securities positions		255,198
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(11,797)
Net capital		$ 243,401

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 805,530
Total aggregate indebtedness	$ 805,530

Schedule I (continued)

MILKIE/FERGUSON INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 53,702
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 53,702
Net capital in excess of required minimum	$ 189,699
Excess net capital at 1000%	$ 162,848
Ratio: Aggregate indebtedness to net capital	3.31 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per Company's (unaudited) FOCUS Part IIA	$ 280,799
Adjustments:	
Unrecorded liabilities	(37,398)
Net capital per audited financial statements	$ 243,401

Schedule II

MILKIE/FERGUSON INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended December 31, 2008

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Milkie/Ferguson Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of Milkie/Ferguson Investments, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2009

MILKIE/FERGUSON
INVESTMENTS, INC.

December 31, 2008

Report Pursuant to Rule 17a-5(d)

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS